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                                                                  Exhibit 99.5

NEWS RELEASE

                                                October 4, 2001
                                                P 356e
                                                Jennifer Moore-Braun
                                                Tel. +49/6 21-60-2 08 29
                                                Fax  +49/6 21-60-9 26 93
                                                jennifer.moore-braun@basf-ag.de


BASF PETRONAS CHEMICALS OFFICIALLY LAUNCHES
ITS WORLD-SCALE PRODUCTION SITE IN MALAYSIA

* Largest German chemical investment in Malaysia

* $900 million investment in first Verbund site in Asia

* Strong partners working together to meet the needs of a growing market


KUANTAN, OCTOBER 4, 2001 - BASF PETRONAS Chemicals Sdn Bhd, a 60:40 joint venture between BASF Aktiengesellschaft, Ludwigshafen, Germany, and the Malaysia's national petroleum corporation Petroliam Nasional Berhad (PETRONAS) today officially launches its world-scale Verbund site in the Gebeng Chemical Industrial Zone in Kuantan, Pahang, Malaysia. This is the largest German chemical investment in Asia and BASF's first Verbund site in the region.

The opening ceremony was officiated by the Prime Minister of Malaysia, Dato Seri Dr. Mahathir Mohamad, in the presence of Dato Seri Adnan Yaacob, the Menteri Besar of Pahang, Mr. Helmut Becks, Member of the Board of Executive Directors of BASF, Dr Werner Burgert, President, BASF South East Asia and Tan Sri Dato' Seri Azizan Zainul Abidin, Chairman of PETRONAS.

The 150 hectare integrated chemical complex comprises 12 plants in three phases, producing acrylic monomers, oxo alcohols and butanediol. The acrylics complex was completed in July last year. A complex for the production of syngas, oxo alcohols, phthalic acid anhydride and plasticizers became fully operational in April 2001. A butanediol complex is scheduled to start up in the fourth quarter of 2002. Total capital expenditures for the projects at the site will be about Euro900 million.



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"Both partners have been firmly committed to making this joint venture a success. On both sides, the speed of making decisions to solve issues was a crucial component in successfully realizing our ambitious plans. The chemical complex that operates today is a tangible result of this successful joint-venture alliance. The strong support of the State and Federal Government for the joint venture provided the impetus for this growth driven strategy which adds clear value to all involved," said Mr. Becks.

The combined production capacity of the plants will be more than one million metric tons per year. More than 80 percent of the products will be exported to customers in Asia-Pacific, with focus on the ASEAN region. The essential raw materials produced by BASF PETRONAS Chemicals are used for final application in a wide range of high quality end-products including plastics, adhesives, paints, lacquers, paper, diapers, automobile & industrial coatings, pharmaceuticals, fine chemicals, textiles, leather and personal care materials.

"Support from our shareholders and commitment of our employees have contributed to operational readiness. This has brought us a step closer to realizing our on-time delivery goals to meet the demands of our expanding base of customers in the Asia-Pacific region," added John Fastier, Managing Director of BASF PETRONAS Chemicals.

The Verbund site in Kuantan plays an important role in BASF's strategy in Asia. By 2010, BASF aims to derive 20 percent of the Group's chemical sales from the region, 70 percent of which is to come from local production. A week ago, the groundbreaking for BASF's second Verbund site in Asia took place in Nanjing, China.

BASF has 31 wholly owned subsidiaries and 29 joint ventures in the Asia-Pacific region. Overall, some 10,000 people are employed by these companies. Sales to customers in the region in 2000 were almost Euro 5 billion. The value of local production accounted for 46 percent.



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ABOUT BASF
BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-value chemicals, plastics, colorants and pigments, dispersions, automotive and industrial coatings, agricultural products and fine chemicals as well as crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of its particular strengths, ensuring cost leadership and a unique competitive advantage. With sales in 2000 of about
Euro 36 billion (circa $34 billion) and more than 90 000 employees, BASF is one of the world's leading chemical companies. BASF acts in accordance with the principles of Sustainable Development. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and New York (BF). The company's Internet address is www.basf.com.

ABOUT PETRONAS
Petroliam Nasional Berhad (PETRONAS) is the national petroleum corporation of Malaysia and is wholly owned by the Malaysian Government. PETRONAS, together with its subsidiaries and associated companies, is a fully integrated oil and gas company engaged in a broad spectrum of upstream and downstream oil and gas activities and petrochemical operations. Incorporated in August 1974, PETRONAS has since 1990s expanded its activities into the international arena and now has business interests in 25 countries. In Malaysia, as part of its downstream activities, PETRONAS is spearheading the development of the country's growing petrochemical industry to turn Malaysia into a regional petrochemical hub. This is being realised through the development of two integrated petrochemical complexes (IPCs) in Kertih, Terengganu and Gebeng, Pahang. The IPC concept is aimed at increasing the competitive edge of the industry through integration of plants and common infrastructure and support facilities.